UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments
Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

__________________________

Fluent, Inc.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

34380C102
(CUSIP Number)

Daniel Barsky, Esq. Fluent, Inc. 33 Whitehall Street, 15th Floor New York, NY 10004 (646) 669-7272
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2018
(Date of Event which Requires Filing of This Statement)

__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C102	13D

1.	NAMES OF REPORTING PERSONS Michael Brauser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,032,497(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 1,032,497(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,497(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)
Includes (i) 464,445 shares held by Grander Holdings, Inc. 401K, a Profit Sharing Plan (“Grander”), of which Michael Brauser is the trustee; (ii) 533,656 shares held by Birchtree Capital, LLC (“Birchtree”), of which Michael Brauser is the manager; (iii) 18,137 shares held by Betsy & Michael Brauser Charitable Family Foundation, Inc., of which Michael Brauser is a director; and (iv) 16,259 shares held by BSIG, LLC, an entity over which Michael Brauser exercises investment control.

(2)	Based on 75,289,624 shares of the Company’s common stock outstanding as of August 3, 2018.

CUSIP No. 34380C102	13D

1.	NAMES OF REPORTING PERSONS Grander Holdings, Inc. 401K
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ?
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 464,445(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 464,445(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,445(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes 464,445 shares held by Grander, of which Michael Brauser is the trustee.
(2)	Based on 75,289,624 shares of the Company’s common stock outstanding as of August 3, 2018.

CUSIP No. 34380C102	13D

1.	NAMES OF REPORTING PERSONS Birchtree Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ?
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 533,656(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 533,656(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,656(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes 533,656 shares held by Birchtree, of which Michael Brauser is the manager.
(2)	Based on 75,289,624 shares of the Company’s common stock outstanding as of August 3, 2018.

CUSIP No. 34380C102	13D

1.	NAMES OF REPORTING PERSONS BSIG, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 16,259(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 16,259(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,259(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes 16,259 shares held by BSIG, LLC, an entity over which Michael Brauser exercises investment control.
(2)	Based on 75,289,624 shares of the Company’s common stock outstanding as of August 3, 2018.

CUSIP No. 34380C102	13D

1.	NAMES OF REPORTING PERSONS Betsy & Michael Brauser Charitable Family Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 18,137(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 18,137(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,137(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ?
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Includes 18,137 shares held by Betsy & Michael Brauser Charitable Family Foundation, Inc., of which Michael Brauser is a director.
(2)	Based on 75,289,624 shares of the Company’s common stock outstanding as of August 3, 2018.

CUSIP No. 34380C102	13D

Item 1.                        Security and Issuer.

Item 1 is amended by adding the following paragraph to the end of the item:

This Amendment No. 3 (the “Amendment”) amends and supplements the Amendment No. 2 to Schedule 13D/A filed on April 6, 2018, which amended and supplemented Amendment No. 1 to the Schedule 13D/A filed on February 20, 2018, which amended and supplemented the Schedule 13D filed on March 29, 2016 by Michael Brauser, an individual residing in the State of Florida, Grander Holdings, Inc. 401K, a profit sharing plan incorporated in Florida, of which Mr. Brauser is the trustee, Birchtree Capital, LLC, a Florida limited liability company, of which Mr. Brauser is the manager, BSIG, LLC ("BSIG"), a Florida limited liability company, over which Mr. Brauser exercises investment control, and the Betsy & Michael Brauser Charitable Family Foundation, an entity organized in the state of Florida, of which Mr. Brauser is a director (collectively, the “Reporting Persons”), with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the “Issuer”), formerly known as Cogint, Inc., the successor to IDI, Inc., Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. (“Ideation”) and ID Arizona Corp. (“ID Arizona”). The principal executive offices of the Issuer are located at 33 Whitehall Street, 15th Floor, New York, New York 10004.

Item 2.                        Identity and Background.

Item 2 is amended by adding the following to the end of the item:

This Amendment is being filed jointly on behalf of the Reporting Persons.

The principal business address of the Reporting Persons is 2650 N. Military Trail, Suite 300, Boca Raton, Florida 33431. Mr. Brauser’s principal occupation is an investor. Mr. Brauser is a United States citizen.

BSIG's principal business is a management company which oversees investments.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, except as described below.

On September 7, 2018, the Securities and Exchange Commission ("SEC") filed a lawsuit against several parties including a certain member of the Reporting Persons in the United States District Court for the Southern District of New York charging such parties with violating antifraud, beneficial ownership disclosure, and registration provisions of the federal securities laws and seeking monetary and equitable relief in matters not related to the Issuer.

Item 3.                        Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.                       Purpose of Transaction.

Item 4 is amended by adding the following paragraph to the end of the item:

This Amendment is being filed to reflect changes in the beneficial ownership of the Reporting Persons that occurred as a result of a gradual sale of shares of common stock. As a result of the transactions, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities of the Issuer.

Item 5.                        Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a) The Reporting Persons are the beneficial owners of 1,032,497 shares of common stock of the Issuer, in the aggregate, representing 1.4% of the Issuer’s common stock.

CUSIP No. 34380C102	13D

As of the date hereof, Michael Brauser beneficially owned 1,032,497 shares of common stock of the Issuer, representing 1.4% of the Issuer’s common stock, which includes (i) 464,445 shares held by Grander, of which Michael Brauser is the trustee; (ii) 533,656 shares held by Birchtree, of which Michael Brauser is the manager; (iii) 18,137 shares held by Betsy & Michael Brauser Charitable Family Foundation, Inc., of which Mr. Brauser is a director; and (iv) 16,259 shares held by BSIG, LLC, an entity over which Michael Brauser exercises investment control.

On November 6, 2018, the Stockholders' Agreement was terminated.

As of the date hereof, Grander beneficially owned 464,445 shares of common stock of the Issuer, representing 0.6% of the Issuer’s common stock.

As of the date hereof, Birchtree beneficially owned 533,656 shares of common stock of the Issuer, representing 0.7% of the Issuer’s common stock.

As of the date hereof, BSIG beneficially owned 16,259 shares of common stock of the Issuer, representing 0.0% of the Issuer's common stock.

As of the date hereof, the Betsy & Michael Brauser Charitable Family Foundation beneficially owned 18,137 shares of common stock of the Issuer, representing 0.0% of the Issuer's common stock.

The percentage of beneficial ownership is based upon 75,289,624 shares of common stock outstanding as of August 3, 2018.

(b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons during the past sixty days:

The shares were sold in multiple transactions at prices ranging from the low and high indicated. The Volume-Weighted Average Price ("VWAP") for the transactions are included in the tables. The reporting person undertakes to provide to Fluent, Inc., any security holder of Fluent, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the tables. The transactions were open market trades.

CUSIP No. 34380C102	13D

Michael Brauser had the following transactions in the Issuer's common stock during the past sixty days:

Date	Amount	Low	High	VWAP
9/4/2018	5,000			$2.40 (only price)
9/6/2018	7,700	$2.40	$2.45	$2.425
9/7/2018	100			$2.50 (only price)
9/13/2018	38,000	$2.00	$2.10	$2.05
9/14/2018	31,000	$2.10	$.2.15	$2.125
9/17/2018	40,000	$2.05	$2.20	$2.116
9/18/2018	16,000	$2.05	$2.10	$2.075
9/19/2018	25,360	$2.10	$2.15	$2.12
9/20/2018	21,000	$2.10	$2.15	$2.125
9/21/2018	143,500	$2.00	$2.05	$2.025
9/25/2018	21,000	$2.10	$2.15	$2.125
9/26/2018	50,000	$2.15	$2.18	$2.165
9/27/2018	61,000	$2.10	$2.16	$2.132
9/28/2018	1,515,000	$2.05	$2.10	$2.075
10/1/2018	1,005,000	$2.10	$2.18	$2.14
10/31/2018	94,835			$2.38 (only price)

Grander Holdings, Inc. 401K had the following transactions in the Issuer's common stock during the past sixty days:

Date	Amount	Low	High	VWAP
9/7/2018	1,500			$2.46 (only price)
10/10/2018	1,000,000			$2.40 (only price)
10/31/2018	500,000			$2.40 (only price)

Birchtree Capital, LLC had the following transactions in the Issuer's common stock during the past sixty days:

Date	Amount	Low	High	VWAP
9/21/2018	187,500	$2.00	$2.10	$2.05
9/24/2018	18,225	$2.05	$2.15	$2.0925
10/31/2018	384,265			$2.38 (only price)
11/1/2018	250,000			$2.50 (only price)

Michael & Betsy Brauser Tenants by Entirety had the following transactions in the Issuer's common stock during the past sixty days:

Date	Amount	Low	High	VWAP
10/10/2018	1,000,000			$2.40 (only price)
10/31/2018	20,900			$2.38 (only price)

 There were no additional transactions in the last 60 days.

(d) Not applicable.

(e) As of October 10, 2018, the Reporting Persons ceased to be the beneficial owner of more than (5%) five percent of the Issuer's common stock.

Item 6.                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No applicable.

Item 7.                        Materials to be Filed as Exhibits.

Exhibit 99.1      Joint Filing Agreement, dated as of November 7, 2018, by and among the Reporting Persons.

\

CUSIP No. 34380C102	13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2018	By:	/s/ Michael Brauser
Michael Brauser

GRANDER HOLDINGS, INC. 401K

Dated: November 7, 2018	By:	/s/ Michael Brauser
Michael Brauser, Trustee

BIRCHTREE CAPITAL, LLC

Dated: November 7, 2018	By:	/s/ Michael Brauser
Michael Brauser, Manager

BSIG, LLC

Dated: November 7, 2018	By:	/s/ Michael Brauser
Michael Brauser, Manager

BETSY & MICHAEL BRAUSER CHARITABLE FAMILY FOUNDATION

Dated: November 7, 2018	By:	/s/ Michael Brauser
Michael Brauser, Director